

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 4, 2013

<u>Via E-mail</u>
Mr. Timothy B. Page
Chief Financial Officer
CAI International, Inc.
Steuart Tower, 1 Market Plaza, Suite 900
San Francisco, California 94105

> **RE: CAI International, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for the Period Ended June 30, 2013**
> **Filed August 6, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2013**
> **File No. 1-33388**

Dear Mr. Page:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition, page 30

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 33

1. Throughout your discussion of results of operations there are instances where significant trends and events are attributed to intermediate effects without analysis of the reasons underlying those intermediate effects in sufficient detail for a reader to understand the business through the eyes of management. Please revise your results of operations discussion to address the following:

   - Please provide a more robust discussion of the reasons for the changes in your revenues from period-to-period. For example, on page 33, you indicate that increase in rental revenue was due to a $46.9 million increase in rental revenue attributable to a 44% increase in the average number of TEUs and $3.0 million of revenue from the lease of railcars, partially offset by a $6.1 million decrease in rental revenue which resulted from a 6% decrease in average per diem rental rates during 2012. However, it is not clear why there was a significant increase in the average number of TEUs or why there was a significant decrease in average per diem rates. In regard to the decrease in per diem rates, we note that there was an increase of 20% in per diem rates in the prior year. Please address whether the decrease in per diem rates from the prior year represents a trend that you expect to continue in the future. With regard to your management fee revenue, you indicate that the decrease was due to a 14% reduction in the size of the average on lease managed container fleet, partially offset by an increase in arrangement fees earned. However, you do not quantify the impact of each factor that contributed to the overall decrease. Please also address the reasons for the decline in managed container fleet and the increase in arrangement fees. In your Q4 2012 earnings call transcript, you indicate that you purchased 71,000 TEU from one of your managed portfolios. Please also discuss and quantify the impact of this transaction on your management fee revenue and whether this represents a trend in your business as well; and

- You indicate that your year to date effective tax rate for 2012 was 13.2% as compared to 17.9% in 2011. Please expand your discussion of income taxes to better discuss your effective tax rate for each period with reference to your reconciliation of the U.S. statutory income tax rate to the effective tax rate in your financial statements. Please also address the underlying material reasons for the change in your effective tax rate from period to period. You also disclosed that the lower effective tax rate was due to a higher proportion of pretax income being generated by your foreign operations where income tax rates are lower than in the U.S. Please discuss which foreign jurisdictions had the most significant impact on your effective tax rate, as applicable.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 5.01.04 of the Financial Reporting Codification.

Liquidity and Capital Resources, page 37

General

2. Given the adverse trends in your free cash flows during fiscal 2010, 2011, 2012 and the six months ended June 30, 2013, it is unclear how you can meet your long-term liquidity obligations. On page 37, you disclose that all of your facilities contain restrictive financial covenants such as maximum consolidated funded debt to consolidated tangible net worth ratio and minimum fixed charge coverage ratio. Please tell us the required financial debt covenant measures as well as the corresponding actual measures for the periods ended December 31, 2012 and June 30, 2013, for all of your debt agreements. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. For each covenant, please tell us how you concluded that you will most likely meet the debt covenant requirement for the following 12 months given that you will apparently need to increase your borrowings in order to meet short-term

liquidity needs. We remind you that Section 501.02 of the Financial Reporting Codification requires that you quantify all of this information in future filings unless you can objectively conclude that in spite of the adverse liquidity trends, future noncompliance with existing debt covenants is unlikely to occur. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. In future filings, please also disclose if there are any subjective acceleration provisions or any cross default provisions in your debt agreements.

Operating Activities Cash Flow, page 39

3. Net cash provided by operating activities of $106.8 million for the year ended December 31, 2012, increased $34.7 million from $72.1 million for the year ended December 31, 2011. You indicate that the increase was primarily due to a $34.9 million increase in net income as adjusted for non-cash items such as depreciation and amortization, partially offset by movements in net working capital. In your discussions of operating cash flows, please discuss the changes in your working capital components in future filings. Please expand this disclosure to also discuss the underlying reasons for changes in these components, with specific discussions of working capital components such as accounts receivables, prepaid expenses and other assets, accounts payable, accrued expense and other liabilities and due to container investors. In future filings, please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Critical Accounting Policies and Estimates, page 41

Accounting for Rental Equipment, page 42

Impairment, page 43

4. We note your disclosures regarding impairment of rental equipment. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including rental equipment, please disclose the following in future filings:
   • How you determine when rental equipment should be tested for impairment;
   • How frequently you evaluate for the types of events and circumstances that may indicate impairment;
   • Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your rental equipment; and
   • The carrying value of any rental equipment for which the carrying value is close to corresponding undiscounted cash flows or fair value.

Form 10-Q for the Period Ended June 30, 2013

(1) The Company and Nature of Operations, page 8

Basis of Presentation, page 8

5. You disclosed that the accompanying unaudited consolidated financial statements include the financial statements of the Company, your wholly-owned subsidiaries and your 80% owned subsidiary, CAIJ, Inc. However, your statements of income on page 5 show that there was no net income or loss attributable to non-controlling interest for the three and six months ended June 30, 2013. Please advise or revise your disclosure in future filings.

Legal Proceedings, page 29

6. You indicate that from time to time you may be a party to litigation matters arising in the ordinary course of business, including in connection with enforcing your rights under your leases. You also indicate that currently you are not a party to any legal proceedings which are material to your business, financial condition or results of operations. In future filings, please revise your disclosure to indicate whether you believe that you are not a party to any legal proceedings which are material to cash flows as well.

Definitive Proxy Statement on Schedule 14A filed on April 26, 2013

Executive Compensation, page 13

7. Your disclosure indicates that you paid Mr. Steven J. Garcia a cash bonus equal to 64.7% of his base salary as of December 31, 2012. However, in the summary compensation table, it looks like you have split the approximate amount of cash bonus between the "Bonus" and "Non-Equity Incentive Plan" columns. Please tell us why this presentation is appropriate.

8. The base salary amounts that you show in the table on page 14 do not match the amounts shown in the summary compensation table for 2011 or 2012. Please tell us the basis of this discrepancy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Pamela A. Long, Assistant Director at (202) 551-3765, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief